                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 15)


                   Under the Securities Exchange Act of 1934


                               Farah Incorporated
                               ------------------
                                (Name of Issuer)



                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    30738710
                     -------------------------------------
                     (CUSIP Number of Class of Securities)


                            Michael D. Donahue, Esq.
                               Donahue & Mesereau
                            1900 Avenue of the Stars
                                   Suite 2700
                         Los Angeles, California  90067
                                 (310) 277-1441
         -----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                 March 13, 1996
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following                                     / /

Check the following box if a fee is being paid with this Statement:         / /





                               Page 1 of 28 Pages

                    The Exhibit Index appears on page 23.

_________________________________________________________________

CUSIP No. 30738710
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Georges Marciano
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                822,900
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                822,900
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                           822,900
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                           / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                           8.1%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                           IN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 2 of 28 Pages

_________________________________________________________________

CUSIP No. 30738710                                            13D
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Georges Marciano Trust
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                  Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                822,900
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                822,900
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                           822,900
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                           / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                           8.1%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                                   OO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 3 of 28 Pages

_________________________________________________________________

CUSIP No. 30738710                                            13D
_________________________________________________________________
 (1) NAME OF REPORTING PERSON:    Scott Marciano Gift
                                  Trust I
     S.S. OR I.R.S.
     IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                  Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                  -0-
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                  -0-
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                                   -0-
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                   0.0%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                                   OO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 4 of 28 Pages

_________________________________________________________________

CUSIP No. 30738710                                            13D
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Matthew Marciano Gift
                                           Trust I
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                  Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                  -0-
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                  -0-
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                                   -0-
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                   0.0%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                                   OO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 5 of 28 Pages

_________________________________________________________________

CUSIP No. 30738710                                            13D
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Kevin Marciano Gift
                                           Trust II
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                  Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                  -0-
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                  -0-
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                                   -0-
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                   0.0%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                                   OO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 6 of 28 Pages

_________________________________________________________________

CUSIP No. 30738710                                            13D
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Scott Marciano Gift
                                           Trust II
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                  Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                  -0-
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                  -0-
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                                     -0-
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                   0.0%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                                   OO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 7 of 28 Pages

_________________________________________________________________

CUSIP No. 30738710                                            13D
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Matthew Marciano Gift
                                           Trust II
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                  Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                  California
_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                  -0-
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                  -0-
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                                     -0-
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                   0.0%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                                   OO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 8 of 28 Pages

_________________________________________________________________

CUSIP No. 30738710                                            13D
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Scott Marciano Investment
                                           Trust
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                  Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                  -0-
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                  -0-
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                                     -0-
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                   0.0%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                                   OO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 9 of 28 Pages

_________________________________________________________________

CUSIP No. 30738710                                            13D
_________________________________________________________________
 (1)     NAME OF REPORTING PERSON:         Matthew David Marciano
                                           Investment Trust
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
_________________________________________________________________
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:              (a)  / /
                                                                        (b)  /X/
_________________________________________________________________
 (3)     SEC USE ONLY
_________________________________________________________________
 (4)     SOURCE OF FUNDS*
                                  Not Applicable
_________________________________________________________________
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                                / /
_________________________________________________________________
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

_________________________________________________________________
                                  : (7)    SOLE VOTING POWER
                                  :                  -0-
 NUMBER OF                        :______________________________
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :______________________________
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                  -0-
 PERSON WITH                      :______________________________
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
_________________________________________________________________
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                                     -0-
_________________________________________________________________
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*                                            / /
_________________________________________________________________
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                   0.0%
_________________________________________________________________
(14)     TYPE OF REPORTING PERSON*
                                                   OO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              Page 10 of 28 Pages

                 This Amendment No. 15 (the "Amendment No. 15") amends and supplements the statement on Schedule 13D (the "Schedule 13D"), dated August 14, 1992, Amendment No. 1 of Schedule 13D, filed October 5, 1992, Amendment No. 2 of Schedule 13D, filed December 11, 1992, Amendment No. 3 of Schedule 13D, filed December 29, 1992, Amendment No. 4 of Schedule 13D, filed January 7, 1993, Amendment No. 5 of Schedule 13D, filed January 26, 1993, Amendment No. 6 of Schedule 13D, filed January 29, 1993, Amendment No. 7 of Schedule 13D, filed February 12, 1993, Amendment No. 8 of Schedule 13D, filed February 24, 1993, Amendment No. 9 of Schedule 13D, filed March 15, 1993, Amendment No. 10 of
Schedule 13D, filed March 30, 1993, Amendment No. 11 of Schedule 13D, filed September 24, 1993, Amendment No. 12 of Schedule 13D filed March 26, 1994, Amendment No. 13 of Schedule 13D filed April 27, 1994 and Amendment No. 14 of
Schedule 13D filed January 24, 1996 relating to the Common Stock, no par value per share (the "Common Stock" or the "Shares"), issued by Farah Incorporated, a Texas corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

                 Unless otherwise indicated, each capitalized term used but not otherwise defined in this Amendment No. 14 shall have the meaning assigned to such term in the Schedule 13D.

                 The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Amendment No. 13 is qualified in its entirety by the provisions of such exhibits.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended and supplemented as follows:

         The Reporting Persons hold Shares for purposes of investment. Subject to applicable legal and contractual requirements, and depending upon their evaluations of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Persons, may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Persons exercise voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

         The Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.





                              Page 11 of 28 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

                 (a) The Reporting Persons sold, in the aggregate, 113,500 Shares held by them from February 21, 1996 through March 13, 1996.

                          Georges Marciano is the sole trustee of the Georges
Marciano Trust, the Scott Marciano Gift Trust I, the Matthew Marciano Gift Trust I, the Kevin Marciano Gift Trust II, the Scott Marciano Gift Trust II, the Matthew Marciano Gift Trust II, the Scott Marciano Investment Trust and the Matthew David Marciano Investment Trust (the "Trusts") and consequently may be deemed to beneficially own the 822,900 Shares held directly by them, representing approximately 8.1% of the Shares outstanding.

                          The Georges Marciano Trust sold an aggregate of
66,500 Shares and is the direct beneficial owner of 822,900 Shares, representing approximately 8.1% of the Shares outstanding.

                          The Scott Marciano Gift Trust I sold all 11,000
Shares previously owned by it and is the beneficial owner of -0- Shares, representing 0.0% of the Shares outstanding.

                          The Matthew Marciano Gift Trust I sold all 11,000
Shares previously owned by it and is the beneficial owner of -0- Shares, representing 0.0% of the Shares outstanding.

                          The Kevin Marciano Gift Trust II sold all 13,000
Shares previously owned by it and is the beneficial owner of -0- Shares, representing 0.0% of the Shares outstanding.

                          The Scott Marciano Gift Trust II sold all 3,000
Shares previously owned by it and is the beneficial owner of -0- Shares, representing 0.0% of the Shares outstanding.

                          The Matthew Marciano Gift Trust II sold all 3,000
Shares previously owned by it and is the beneficial owner of -0- Shares, representing 0.0% of the Shares outstanding.

                          The Scott Marciano Investment Trust sold all 3,000
Shares previously owned by it and is the beneficial owner of -0- Shares, representing 0.0% of the Shares outstanding.

                          The Matthew David Marciano Investment Trust sold all
3,000 Shares previously owned by it and is the beneficial owner of -0- Shares, representing 0.0% of the Shares outstanding.





                              Page 12 of 28 Pages

                          The Reporting Persons, in the aggregate, beneficially
own 822,900 Shares, representing approximately 8.1% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the Company's Form 10-Q for the Quarter Ended August 4, 1995 so that the Reporting Person's information is that the total Shares issued and outstanding as of September 6, 1995 was 10,133,291 Shares.

                 (b) Georges Marciano has sole voting and dispositive power with respect to the 822,900 Shares directly owned by the Trusts.

                          The Georges Marciano Trust has sole voting and
dispositive power with respect to the 822,900 Shares directly owned by it.

                 (c) Except as set forth on Exhibit 35, no transactions in Shares were effected since January 24, 1996 by the Reporting Persons.

                 (d)      Not Applicable.

                 (e)      Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 34 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit 35       Transactions of Reporting Persons since January 24,
                          1996.





                              Page 13 of 28 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 1996



                                                   GEORGES MARCIANO



                                                   /s/ Georges Marciano
                                                   ---------------------------
                                                   Georges Marciano





                              Page 14 of 28 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 1996


                                                GEORGES MARCIANO TRUST



                                                By:   /s/ Georges Marciano
                                                   ---------------------------
                                                   Name:  Georges Marciano
                                                   Title: Georges Marciano,
                                                          Trustee





                              Page 15 of 28 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 1996


                                        SCOTT MARCIANO GIFT TRUST I



                                        By:       /s/ Georges Marciano
                                           -----------------------------------
                                           Name:  Georges Marciano
                                           Title: Georges Marciano,
                                                  Trustee





                              Page 16 of 28 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 1996



                                        MATTHEW MARCIANO GIFT TRUST I



                                        By:       /s/ Georges Marciano
                                           -----------------------------------
                                           Name:  Georges Marciano
                                           Title: Georges Marciano,
                                                  Trustee





                              Page 17 of 28 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 1996



                                        KEVIN MARCIANO GIFT TRUST II



                                        By:       /s/ Georges Marciano
                                           -----------------------------------
                                           Name:  Georges Marciano
                                           Title: Georges Marciano,
                                                  Trustee





                              Page 18 of 28 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 1996



                                        SCOTT MARCIANO GIFT TRUST II



                                        By:       /s/ Georges Marciano
                                           -----------------------------------
                                           Name:  Georges Marciano
                                           Title: Georges Marciano,
                                                  Trustee





                              Page 19 of 28 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 1996



                                        MATTHEW MARCIANO GIFT TRUST II



                                        By:       /s/ Georges Marciano
                                           -----------------------------------
                                           Name:  Georges Marciano
                                           Title: Georges Marciano,
                                                  Trustee





                              Page 20 of 28 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 1996



                                           SCOTT MARCIANO INVESTMENT TRUST



                                           By:      /s/ Georges Marciano
                                              ---------------------------------
                                              Name:  Georges Marciano
                                              Title: Georges Marciano,
                                                     Trustee





                              Page 21 of 28 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 1996


                                        MATTHEW DAVID MARCIANO
                                          INVESTMENT TRUST



                                        By:       /s/ Georges Marciano
                                           -----------------------------------
                                           Name:  Georges Marciano
                                           Title: Georges Marciano,
                                                  Trustee





                              Page 22 of 28 Pages

                                 EXHIBIT INDEX


Exhibit
Number                    Title                                                      Page
-------                   -----                                                      ----
  34                      Joint Filing Agreement among the Reporting                 24
                          Persons pursuant to Rule 13d-1(f)(1)(iii).

  35                      Transactions of Reporting Persons since                    26
                          January 24, 1996.





                              Page 23 of 28 Pages

                                                                      EXHIBIT 34



                             JOINT FILING AGREEMENT



         Agreement among Georges Marciano, the Georges Marciano Trust, the Scott Marciano Gift Trust I, the Matthew Marciano Gift Trust I, the Kevin Marciano Gift Trust II, the Scott Marciano Gift Trust II, the Matthew Marciano Gift Trust II, the Matthew David Marciano Investment Trust and the Scott Marciano Investment Trust, whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Farah Incorporated and further agrees that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13D-1(f)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 14th day of March, 1996.


                                       /s/ Georges Marciano
                                       --------------------------------------
                                       Georges Marciano

                                       THE GEORGES MARCIANO TRUST


                                       /s/ Georges Marciano
                                       --------------------------------------
                                       Name:  Georges Marciano
                                       Title: Trustee


                                       THE SCOTT MARCIANO GIFT TRUST I


                                       /s/ Georges Marciano
                                       --------------------------------------
                                       Name:  Georges Marciano
                                       Title: Trustee





                              Page 24 of 28 Pages

                                       THE MATTHEW MARCIANO GIFT TRUST I


                                       /s/ Georges Marciano
                                       --------------------------------------
                                       Name:  Georges Marciano
                                       Title: Trustee

                                       THE KEVIN MARCIANO GIFT TRUST II


                                       /s/ Georges Marciano
                                       --------------------------------------
                                       Name:  Georges Marciano
                                       Title: Trustee


                                       THE SCOTT MARCIANO GIFT TRUST II


                                       /s/ Georges Marciano
                                       --------------------------------------
                                       Name:  Georges Marciano
                                       Title: Trustee


                                       THE MATTHEW MARCIANO GIFT TRUST II


                                       /s/ Georges Marciano
                                       --------------------------------------
                                       Name:  Georges Marciano
                                       Title: Trustee


                                       THE DAVID MATTHEW MARCIANO
                                       INVESTMENT TRUST


                                       /s/ Georges Marciano
                                       --------------------------------------
                                       Name:  Georges Marciano
                                       Title: Trustee


                                       THE SCOTT MARCIANO
                                       INVESTMENT TRUST


                                       /s/ Georges Marciano
                                       --------------------------------------
                                       Name:  Georges Marciano
                                       Title: Trustee





                              Page 25 of 28 Pages

                                                                     EXHIBIT 35





         The following table sets forth information with respect to each transaction in the Shares by each of the Reporting Persons since January 24, 1996. All transactions were effected in the open market on a notional securities exchange through a broker and reflects the trade date of each such transaction.


                         Transactions in Shares by the
                         -----------------------------
                             Georges Marciano Trust
                             ----------------------

                                      Number of Shares
  Date                                Purchased/(Sold)                       Price Per Share*
--------                              ----------------                       ---------------
02/21/96                                  (14,500)                                $5.750
02/21/96                                  (   500)                                $5.875
03/12/96                                  ( 1,500)                                $6.000
03/13/96                                  (50,000)                                $5.750

                         Transactions in Shares by the
                          Scott Marciano Gift Trust I

                                      Number of Shares
  Date                                Purchased/(Sold)                       Price Per Share*
--------                              ----------------                       ---------------
02/29/96                                  ( 2,000)                                $5.500
03/01/96                                  ( 3,000)                                $5.625
03/01/96                                  ( 4,000)                                $5.500
03/04/96                                  ( 2,000)                                $5.625


                         Transactions in Shares by the
                         Matthew Marciano Gift Trust I

                                      Number of Shares
  Date                                Purchased/(Sold)                       Price Per Share*
--------                              ----------------                       ---------------
02/29/96                                  ( 3,500)                                $5.500
03/01/96                                  ( 3,000)                                $5.625
03/01/96                                  ( 3,000)                                $5.500
03/04/96                                  ( 1,500)                                $5.625





---------------------
* Excludes brokerage commissions and fees of approximately $.05 per Share.

                                Page 26 of 28 Pages

                         Transactions in Shares by the
                         ----------------------------
                          Kevin Marciano Gift Trust II
                          ----------------------------

                                      Number of Shares
  Date                                Purchased/(Sold)                       Price Per Share*
--------                              ----------------                       ---------------
02/28/96                                  ( 1,000)                                $5.625
02/29/96                                  ( 2,000)                                $5.750
02/29/96                                  ( 2,000)                                $5.625
02/29/96                                  ( 1,000)                                $5.500
03/01/96                                  ( 2,000)                                $5.625
03/01/96                                  ( 3,000)                                $5.500
03/04/96                                  ( 2,000)                                $5.625


                         Transactions in Shares by the
                          Scott Marciano Gift Trust II

                                      Number of Shares
  Date                                Purchased/(Sold)                       Price Per Share*
--------                              ----------------                       ---------------
02/29/96                                  ( 2,000)                               $5.625
02/29/96                                  ( 1,000)                               $5.750


                         Transactions in Shares by the
                         Matthew Marciano Gift Trust II

                                      Number of Shares
  Date                                Purchased/(Sold)                       Price Per Share*
--------                              ----------------                       ---------------
02/29/96                                  ( 2,000)                               $5.625
02/29/96                                  ( 1,000)                               $5.750


                         Transactions in Shares by the
                        Scott Marciano Investment Trust

                                      Number of Shares
  Date                                Purchased/(Sold)                       Price Per Share*
--------                              ----------------                       ---------------
02/28/96                                  ( 3,000)                                $5.625





--------------------
* Excludes brokerage commissions and fees of approximately $.05 per Share.

                                Page 27 of 28 Pages

                         Transactions in Shares by the
                         -----------------------------
                    Matthew David Marciano Investment Trust
                    ---------------------------------------

                                      Number of Shares
  Date                                Purchased/(Sold)                       Price Per Share*
--------                              ----------------                       ---------------
02/28/96                                  ( 3,000)                                $5.625





-----------------
* Excludes brokerage commissions and fees of approximately $.05 per Share.

                                  Page 28 of 28 Pages